

Mail Stop 3561

April 10, 2009

Mr. Boris Rubizhevsky
President and Chief Executive Officer
Paradise Music & Entertainment, Inc.
1365 N. Courtenay Parkway, Suite A
Merritt Island, FL 32953

> **Re:** **Paradise Music & Entertainment, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 9, 2009**
> **File No. 1-12635**

Dear Mr. Rubizhevsky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please expand your disclosure in an amended Form 8-K to state whether during your fiscal years ended December 31, 2006 and 2007 and the subsequent interim period preceding the dismissal there were any disagreements with your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. Refer to Item 304(a)(1)(iv) of Regulation S-K.

2.   Please provide the former accountant with a copy of your expanded disclosure in the amended 8-K and request the former accountant furnish you with a letter addressed to the Commission pursuant to Item 304(a)(3) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Boris Rubizhevsky
Paradise Music & Entertainment, Inc.
April 10, 2009
Page 3

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact John Archfield at (202) 551-3315, if you have questions
regarding comments on the filing and related matters. Please contact me at (202) 551-
3688 with any other questions.

                        Sincerely,

                        Ryan C. Milne
                        Accounting Branch Chief